SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549


                               SCHEDULE 13D
                              (RULE 13d-101)

                UNDER THE SECURITIES EXCHANGE ACT OF 1934

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        THE COLEMAN COMPANY, INC.
                             (NAME OF ISSUER)

                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                      (TITLE OF CLASS OF SECURITIES)

                               193559 10 1
                              (CUSIP NUMBER)

                          David C. Fannin, Esq.
         Executive Vice President, General Counsel and Secretary
                           Sunbeam Corporation
                  1615 South Congress Avenue, Suite 200
                       Delray Beach, Florida 33445
                              (561) 243-2100

              (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 COPY TO:

                         Richard L. Easton, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                            One Rodney Square
                        Wilmington, Delaware 19801
                              (302) 651-3000

                            February 27, 1998
         (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ) .



 CUSIP NO. 193559 10 1               13D

 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      SUNBEAM CORPORATION (I.R.S. EMPLOYER IDENTIFICATION NUMBER 25-1638266)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) (   )
                                                             (b) (   )

 3    SEC USE ONLY

 4    SOURCE OF FUNDS
      BK, 00

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                     ( )

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

     NUMBER OF                7    SOLE VOTING POWER            -0-
      SHARES
    BENEFICIALLY              8    SHARED VOTING POWER          -0-
     OWNED BY
       EACH                   9    SOLE DISPOSITIVE POWER       -0-
     REPORTING
      PERSON                 10    SHARED DISPOSITIVE POWER     -0-
       WITH

 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,067,520 (RIGHT TO ACQUIRE UPON CONSUMMATION OF THE MERGER OF LASER ACQUISITION CORP. WITH AND INTO CLN HOLDINGS INC.)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      NOT APPLICABLE                                     ( )

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      82.4%

 14   TYPE OF REPORTING PERSON
      CO



 ITEM 1.   SECURITY AND ISSUER.

           This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Company Common Stock"), of The Coleman Company, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2111 East 37th Street North, Wichita, Kansas 67219.


 ITEM 2.   IDENTITY AND BACKGROUND.

           (a) - (c), (f) This Schedule 13D is being filed by Sunbeam Corporation, a Delaware corporation ("Sunbeam"). The principal executive and business offices of Sunbeam are located at 1615 South Congress Avenue, Suite 200, Delray Beach, Florida 33445.

           Sunbeam is a leading consumer products company that designs, manufactures, markets and distributes, nationally and internationally, a diverse portfolio of brand name consumer products.

           The (i) name, (ii) business address, (iii) present principal occupation or employment, (iv) name, principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship of each executive officer and director of Sunbeam are set forth in Schedule I hereto.

           (d) - (e) During the last five years, neither Sunbeam nor, to the best of its knowledge, any person listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Pursuant to the Holdings Merger described in Item 4 below, Sunbeam will acquire indirect beneficial ownership of the 44,067,520 shares of Company Common Stock (the "Shares") currently owned by an indirect wholly owned subsidiary of Mafco Holdings Inc., a corporation wholly owned by Ronald O. Perelman ("Mafco"). The total amount of funds and other consideration required by Sunbeam to consummate the Holdings Merger is $159,956,756 in cash and 14,099,749 shares of common stock, par value $.01 per share, of Sunbeam ("Sunbeam Common Stock" and, collectively, the "Holdings Merger Consideration").

           Sunbeam expects to obtain the cash portion of the Holdings Merger Consideration from a combination of new revolving and term credit facilities and the issuance of other debt securities that are expected to be issued by Sunbeam concurrently with the Closing of the Holdings Merger. Sunbeam has made no decision with respect to repayment or refinancing of such indebtedness and may repay such indebtedness out of its internally generated funds or from proceeds of a subsequent financing. Any decisions with respect to such repayment or refinancing will be made based on a review from time to time of the advisability of particular transactions, as well as on prevailing interest rates and financial and economic conditions.


 ITEM 4.   PURPOSE OF TRANSACTION.

           Sunbeam's acquisition of beneficial ownership of the Shares arises as a result of the execution of an Agreement and Plan of Merger, dated as of February 27, 1998 (the "Holdings Merger Agreement"), among Sunbeam, Laser Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sunbeam ("LAC"), Coleman (Parent) Holdings Inc., a Delaware corporation ("Parent Holdings"), and CLN Holdings Inc. ("Holdings"), a Delaware corporation and a wholly owned subsidiary of Parent Holdings. Pursuant to the Holdings Merger Agreement, LAC will merge with Holdings and the surviving corporation will be a wholly owned subsidiary of Sunbeam (the "Holdings Merger"). In the Holdings Merger, all of the issued and outstanding shares of common stock, par value $1.00 per share, of Holdings (the "Holdings Common Stock") will be converted into the right to receive the Holdings Merger Consideration.

           At the same time it entered into the Holdings Merger Agreement, Sunbeam also entered into an Agreement and Plan of Merger, dated as of February 27, 1998 (the "Company Merger Agreement"), among Sunbeam, Camper Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Sunbeam ("CAC"), and the Company. Pursuant to the Company Merger Agreement, following the consummation of the Holdings Merger, CAC will be merged with the Company (the "Company Merger"), with the Company becoming an indirect, wholly owned subsidiary of Sunbeam. In the Company Merger, each outstanding share of Company Common Stock (other than the shares held indirectly by Sunbeam and dissenting shares, if any) will be converted into the right to receive (i) 0.5677 of a fully paid and nonassessable share of Sunbeam Common Stock and (ii) $6.44 in cash, the same price per share paid pursuant to the Holdings Merger. Upon consummation of the Company Merger, Sunbeam will indirectly beneficially own 100% of the outstanding shares of Company Common Stock.

           Consummation of the Holdings Merger is subject to the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the satisfaction of certain other conditions customary in transactions of this nature. It is currently anticipated that the Holdings Merger will be completed later this month. Consummation of the Company Merger is subject to the completion of the Holdings Merger and the filing of definitive documents with the Securities and Exchange Commission. It is anticipated that the Company Merger will be consummated later this spring. Neither the Holdings Merger nor the Company Merger requires the approval of Sunbeam's or the Company's shareholders.

           Pursuant to the Holdings Merger Agreement, at the effective time of the Holdings Merger, all current members of the Company's board of directors are expected to resign from their positions as directors of the Company, and up to six (6) individuals designated by Sunbeam will become directors of the Company. The Holdings Merger Agreement also contemplates that Sunbeam designees will become officers of the Company at the effective time of the Holdings Merger.

           The Company Common Stock is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is listed for trading on the New York Stock Exchange ("NYSE"). Upon consummation of the Company Merger, the Company will no longer have any public stockholders and the Company Common Stock will be deregistered under the Exchange Act and delisted by the NYSE.

           Except as set forth in this response to Item 4, and as contemplated by the Holdings Merger Agreement or the Company Merger Agreement, neither Sunbeam, nor, to the best of its knowledge, any person listed on Schedule I hereto, has any plans or proposals which relate to or which could result in the occurrence of any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.


 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

           (a) By reason of its execution of the Holdings Merger Agreement, Sunbeam may be deemed to be the beneficial owner of 44,067,520 shares of Company Common Stock, which shares represent approximately 82.4% of the total number of shares of Company Common Stock reported by the Company to be outstanding as of February 23, 1998. Sunbeam has the right to acquire indirect beneficial ownership of such Shares pursuant to the Holdings Merger Agreement. Except as set forth in this response to Item 5(a) of
 Schedule 13D, neither Sunbeam, nor, to the best of its knowledge, any person listed on Schedule I hereto, presently owns any shares of Company Common Stock.

           (b) Neither Sunbeam nor, to the best of its knowledge, any person listed on Schedule I hereto, presently has the sole or shared power to vote, direct the vote, dispose or direct the disposition of any of the Shares of Company Common Stock that may be deemed to be beneficially owned by Sunbeam.

           (c) Except for its execution of the Holdings Merger Agreement and the Company Merger Agreement, neither Sunbeam nor, to the best of its knowledge, any person listed on Schedule I hereto, has engaged in any transaction in shares of Company Common Stock during the past 60 days.

           (d) Until consummation of the Holdings Merger, Mafco, through its wholly owned subsidiaries, Holdings and Coleman Worldwide Corporation, a Delaware corporation, has the right to receive dividends from, and proceeds from the sale of, the Shares.

           (e)  Not applicable.


 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           On February 27, 1998, Sunbeam, LAC, Parent Holdings and Holdings entered into the Holdings Merger Agreement and Sunbeam, CAC and the Company entered into the Company Merger Agreement.

           The summary descriptions of the Holdings Merger and the Company Merger set forth in Item 4 above are not intended to be complete and are qualified in their entirety by reference to the full text of the Holdings Merger Agreement and the Company Merger Agreement, copies of which are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

           Except as set forth or incorporated by reference in this Item 6, neither Sunbeam nor, to the best of its knowledge, any person listed on
 Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company.


 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit # Description of Document

 1 Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Laser Acquisition Corp., CLN Holdings Inc. and Coleman (Parent) Holdings Inc. (incorporated by reference to Exhibit 10t to Sunbeam's Annual Report on Form 10-K for the fiscal year ended December 28, 1997 (Sunbeam's "1997 10-K"))

 2 Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Camper Acquisition Corp. and The Coleman Company, Inc. (incorporated by reference to Exhibit 10u to Sunbeam's 1997 10-K)

 3 Press Release issued by Sunbeam on March 2, 1998 announcing, among other things, the execution of the Holdings Merger Agreement and the Company Merger Agreement (incorporated by reference to Exhibit 99.2 to Sunbeam's 1997 10-K)


                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 March 9, 1998


                                    SUNBEAM CORPORATION


                                    By:  /s/ David C. Fannin
                                         ___________________________
                                         David C. Fannin
                                         Executive Vice President,
                                         General Counsel and Secretary





                                SCHEDULE I

                     DIRECTORS AND EXECUTIVE OFFICERS
                          OF SUNBEAM CORPORATION


               The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Sunbeam are set forth below. Except as set forth below, each of such person's principal occupation or employment is with Sunbeam and such person's business address is 1615 South Congress Avenue, Suite 200, Delray Beach, Florida 33445. All of the persons listed below are citizens of the United States.

                                DIRECTORS
                     (INCLUDING DIRECTORS WHO ARE EXECUTIVE OFFICERS)


                                                         Name, Principal Business and Address
                                 Present Principal       of Corporation or Organization in
 Name and Business Address   Occupation or Employment    which such Employment is Conducted

Albert J. Dunlap             Chairman and Chief Execu-
                             tive Officer

Charles M. Elson             Professor of Law            Professor at Stetson University
                                                         College of Law
                                                         Law School
                                                         1401 61st St. South
                                                         St. Petersburg, Florida  33707

Russell A. Kersh             Vice Chairman, Executive
                             Vice President and Chief
                             Financial Officer

Howard G. Kristol            Partner                   Reboul, MacMurray, Hewitt, Maynard
                                                       & Kristol
                                                       Law Firm
                                                       45 Rockefeller Plaza
                                                       New York, New York  10111

Peter A. Langerman           Senior Vice President &   Franklin Mutual Advisors, Inc.
                             Chief Operating Officer   Registered Investment Advisor
                                                       51 John F. Kennedy Parkway
                                                       Short Hills, New Jersey  07078

William T. Rutter            Senior Vice President/    First Union National Bank of Florida
                             Managing Director,        Financial Institution
                             Private Banking           5355 Town Center Road
                                                       Suite 204
                                                       Boca Raton, Florida  33486

Faith Whittlesey             Chief Executive Officer   American Swiss Foundation
                                                       Charitable and Educational Foundation
                                                       232 East 66th Street
                                                       New York, New York  10021




                 EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS



                                                          Name, Principal Business and Address
                                 Present Principal         of Corporation or Organization in
 Name and Business Address   Occupation or Employment      which such Employment is Conducted

David C. Fannin              Executive Vice President,
                             General Counsel and Secre-
                             tary

Donald R. Uzzi               Executive Vice President,
                             Consumer Products World-
                             wide


                              EXHIBIT INDEX


Exhibit #      Description of Document

1 Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Laser Acquisition Corp., CLN Holdings Inc. and Coleman (Parent) Holdings Inc. (incorporated by reference to Exhibit 10t to Sunbeam's Annual Report on Form 10-K for the fiscal year ended December 28, 1997 (Sunbeam's "1997 10-K"))

2 Agreement and Plan of Merger, dated as of February 27, 1998, among Sunbeam Corporation, Camper Acquisition Corp. and The Coleman Company, Inc. (incorporated by reference to Exhibit 10u to Sunbeam's 1997 10-K)

3 Press Release issued by Sunbeam on March 2, 1998 announcing, among other things, the execution of the Holdings Merger Agreement and the Company Merger
               Agreement (incorporated by reference to Exhibit 99.2 to Sunbeam's 1997 10-K)